Exhibit 99.l

TRIMTABS ASSET MANAGEMENT, LLC

3 Harbor Way, Suite 112

Sausalito, CA 94965

December 10, 2014

TrimTabs ETF Trust

3 Harbor Way, Suite 112

Sausalito, CA 94965

Ladies and Gentlemen:

In order to provide TrimTabs ETF Trust (the “Trust”) with initial capital, we have purchased from the Trust the amount of shares of each series of the Trust at the price per share as follows:

Fund	Number of Shares	Price Per Share	Total Investment
TrimTabs U.S. Free-Cash-Flow ETF
TrimTabs Intl Free-Cash-Flow ETF	4000	$25.00	$100,000
All Funds			$100,000

We represent and warrant to the Trust that the shares of the Trust have been acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

TRIMTABS ASSET MANAGEMENT, LLC

By:	/s/ Charles Biderman
Name: Charles Biderman
Title: Chief Executive Officer